

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

Re: **Superior Venture Corporation**
Registration Statement on Form S-1
Amendment Filed December 14, 2010
File No. 333-168136

Dear Mr. Moore:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your financial statements are stale, among other possible issues. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

John Reynolds
Assistant Director

cc: Clifford J. Hunt, Esq.
        Fax: (727) 471-0447